Exhibit 1.01

Electronics For Imaging, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2014

This Conflict Minerals Report of Electronics For Imaging, Inc. (the “Company”) for the year ended December 31, 2014 is presented pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations when a registrant manufactures or contracts to manufacture products for which Conflict Minerals (as defined below) are necessary to the functionality or production of such products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten.

The Company and Its Products

The Company is a world leader in customer-centric digital printing innovation focused on the transformation of the printing, packaging, and ceramic tile decoration industries from the use of traditional analog-based presses to digital on-demand printing. Unless the context otherwise requires, the “Company,” “EFI,” “we,” “our, and “us” refer to Electronics For Imaging, Inc. and its consolidated subsidiaries.

Our products include industrial super-wide, wide format, label and packaging, and ceramic tile decoration digital inkjet printers that utilize our digital ink, digital inkjet printer parts, and professional services; print production workflow, web-to-print, cross-media marketing, and business process automation solutions; and color digital front ends (“DFEs”) creating an on-demand digital printing ecosystem. Our inks include digital ultra-violet, light emitting diode, ceramic, textile dye sublimation, and thermoforming ink.

Our product portfolio includes industrial inkjet products (“Industrial Inkjet”) including VUTEk super-wide and EFI wide format industrial digital inkjet printers, Jetrion label and packaging digital inkjet printing systems, and Cretaprint digital inkjet printers for ceramic tile decoration; print production workflow, web-to-print, cross-media marketing, and business process automation software (“Productivity Software”), which provides corporate printing, label and packaging, publishing, and mailing and fulfillment solutions for the printing industry; and Fiery DFEs (“Fiery”).

We have determined that gold, tantalum and tin are necessary to the functionality or production of some of our manufactured products in our Industrial Inkjet, Productivity Software and Fiery portfolios.

Reasonable Country of Origin Inquiry and Due Diligence Process

In accordance with the Rule, the Company undertook a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals in its manufactured products. This RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, or Angola (collectively, the “Covered Countries”), and whether any of the Conflict Minerals may be from recycled or scrap sources (as defined by paragraph (d)(6) of Item 1.01 of Form SD). The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals to seek to determine whether the Conflict Minerals in the Company’s products were or were not “DRC Conflict Free.”

Our RCOI and due diligence efforts included conducting a supply-chain survey with direct suppliers using the Electronics Industry Citizenship Coalition (“EICC”)/Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”) to identify the smelters and refiners that contribute Conflict Minerals to our suppliers and follow up contact with those that did not respond to our initial inquiries and those that provided incomplete responses. We also performed a review of the smelter information provided by those suppliers that included such information in the collected surveys, determining whether the identified smelters are “known” smelters or have been identified as “conflict free” by the EICC/GeSI Conflict Free Smelter Program (“CFSP”) for Conflict Minerals.

To identify and assess risk in our supply chain, we engaged 83 suppliers, which accounted for the majority of our 2014 production supply spend on products that could contain gold, tin, tantalum or tungsten. We conducted a survey of these suppliers to determine whether gold, tin, tantalum or tungsten in components contained in our products were or were not DRC Conflict Free. We received responses from approximately 53% of suppliers surveyed. We also issued subsequent reminders for supplier survey non-responses.

The responses contained varying degrees of information regarding the names and locations of smelters/refiners, which process necessary Conflict Minerals used in our suppliers’ products, which are ultimately incorporated into our products. We reviewed the responses and made further inquiries of our suppliers as necessary

We designed our due diligence measures to be in conformity, in all material respects, with the framework in the Second Edition of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold, tin, tantalum and tungsten (“OECD Framework”).

We have adopted a policy relating to Conflict Minerals, incorporating the standards set forth in the OECD Framework. The policy states that EFI will not knowingly purchase raw materials, subassemblies, or supplies that are known to contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, or Angola. Our policy further states that we will exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.

Our conflict minerals policy is posted at the Investor Relations section of our website at www.efi.com.

EFI’s supply chain with respect to our products is complex. There are many third parties in the supply chain between the ultimate manufacture of our products and the original sources of Conflict Minerals as EFI does not purchase Conflict Minerals directly from mines, smelters or refiners. We rely on our direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us including sources of Conflict Minerals that are supplied to them from lower tier suppliers. For the year ended December 31, 2014, we contacted our direct suppliers and requested that they provide the Conflict Minerals sourcing information, including the smelters and refiners and countries of origin, for our products for the year. We also contacted the direct suppliers of the component parts of products containing Conflict Minerals and requested similar information. All of the suppliers responding to our survey indicated that the source of the Conflict Minerals in products sold to us is either derived from conflict-free sources or that, at this time, they are unable to determine the source of the Conflict Minerals used in such products.

A large majority of the responses received provided smelter or refinery information at a company or divisional level or were unable to specify the smelters or refiners used for products supplied to EFI. As a result, EFI is unable to determine whether any of the Conflict Minerals reported by our suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refineries are actually in EFI’s supply chain.

As a result of our efforts, we have received survey responses from approximately 41%% of the suppliers surveyed. Many of supplier survey responses did not completely list all the smelters/refiners used in their supply chain. For supplier surveys received which listed smelter data, we analyzed and compared the smelters/refiners against the list of smelter facilities, which have received a “conflict free” designation by the CFSP Program organized by the EICC and GeSI by participating in an independent third party smelter audit. For 2014, our due diligence identified 267 smelters/refiners. The results are summarized as follows: 59% CFSP compliant; 11% CFSP participating smelters/refiners awaiting audit but not yet certified; and 30% unknown smelter status. CFSP compliance results are as of May 29, 2015.

As a result of our due diligence efforts to date, the Company has concluded in good faith that it does not have sufficient information to determine the country of origin of the Conflict Minerals in its products or the facilities used to process the Conflict Minerals, including whether the Conflict Minerals were from recycled or scrap sources. The Company’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

The report presented herein is not audited as Form SD required by the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2014, the registrant’s conflict minerals report is not subject to an independent private sector audit.

Risk Mitigation/Future Due Diligence Measures

During the year ended December 31, 2014, the Company undertook the following steps to improve the due diligence conducted to further mitigate the risk that the necessary Conflict Minerals in our products could benefit armed groups in the Covered Countries, including:

•	Increased the number of suppliers contacted;

•	Encouraged our suppliers to purchase materials from smelters that are listed on the CFSP Compliant Smelter Lists and have been certified as conflict-free by an independent auditor through the CFSP; and

•	Organized a cross-functional team to review and evaluate data gathering in connection with determining the source of the necessary Conflict Minerals in our products.

The Company expects that it will undertake the following additional steps during the next compliance period to improve the due diligence conducted to further mitigate the risk that the necessary Conflict Minerals in our products could benefit armed groups in the Covered Countries, including:

•	Increasing the number of suppliers contacted;

•	joining the Conflict Free Sourcing Initiative in order to enhance our due diligence efforts;

•	encouraging our direct suppliers to purchase materials from smelters that are listed on the CFSP Compliant Smelter Lists and have been certified as conflict-free by an independent auditor through the CFSP;

•	implementing down-stream reporting obligations in our future contracts with suppliers.